UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FRESH MEDICAL LABORATORIES, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

35804P 108

(CUSIP Number)

Steven C. Eror, 757 East South Temple, Suite 150, Salt Lake City, UT 84012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35804P 108	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd Morgan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 217,500
	8.	SHARED VOTING POWER 1,170,000
	9.	SOLE DISPOSITIVE POWER 217,500
	10.	SHARED DISPOSITIVE POWER 1,170,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016) 6.33%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 35804P 108	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Creekside Oaks LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 270,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 270,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016 1.23%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 35804P 108	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E&M Morgan LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 20,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016 .091%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 35804P 108	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Morgan Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 280,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 280,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016 1.29%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 35804P 108	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MPM Investment Group LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 400,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016 1.83%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 35804P 108	13D	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T&L Business Ventures LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 200,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016 .91%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 35804P 108	13D	Page 8 of 11 Pages

Item 1.  Security and Issuer.

The securities covered buy this Schedule 13D are shares of common stock, $0.001 par value (the “Common Stock”) of Fresh Medical Laboratories, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 757 East South Temple, Suite 150, Salt Lake City, UT  84012.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by Todd Morgan, an Individual and Control Person; Creekside Oaks LLC, a Utah limited liability company; E& M Morgan LLC, a Utah limited liability company; Todd M. Morgan Living Trust ; MPM Investment Group, LP, a Nevada limited partnership and T&L Business Ventures LP, a domestic limited partnership are, together, the “Reporting Persons”.

(b)Todd Morgan is the Director of the Company and is a Control Person of Creekside Oaks LLC; E&M Morgan LLC; Todd M Morgan Living Trust; MPM Investment Group, LP and T& L Business Ventures LP.  Todd Morgan’s business address 757 East South Temple, Suite 150, Salt Lake City, UT  84012.

(c)The Reporting Persons has not, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)The Reporting Persons is a U.S. citizen and/or otherwise a domestic entity.

Item 3.  Source or Amount of Funds or Other Consideration.

 Between the dates of June 20, 2014 and the date this report is filed, the Reporting Persons has acquired an aggregate of 1,387,500 shares (the “Shares”) of Common Stock of the issuer as part of a Compensation Agreement with the Company and Todd Morgan.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the total 1,387,500 Common Shares indicated in Item 3 between the dates of June 20, 2014 and the date this report is filed as part of compensation for services provided on behalf of the Company.

(a)The Reporting Persons have no plans to acquire additional shares of the Issuer’s stock except as provided under the current Compensation Plan or otherwise for services.

(b)Not applicable.

(c)The Reporting Persons does not currently contemplate any transactions that would result in the sale or transfer of a material amount of assets of the issuer.

(d)Not applicable.

(e)Not applicable.

(f)Not applicable.

(g)Not applicable.

(h)Not applicable.

(i)Not applicable.

(j)Not applicable.

(k)Not applicable.

CUSIP No. 35804P 108	13D	Page 9 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)As of the date this report is filed, the Reporting Persons beneficially own 1,387,500 shares of the Company’s Common Stock representing 6.33% of the Company’s issued and outstanding capital stock. based on 21,903,567 Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed April 14, 2016

(b)The number of shares as to which the Reporting Persons has:

Sole power to vote or direct the vote 1,387,500

Shared power to vote or direct the vote          -0-

Sole power to dispose or direct the disposition1,387,500

Shared power to dispose or direct the disposition     -0-

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not Applicable

Item 7.  Material to Be Filed as Exhibits. N/A

CUSIP No. 35804P-108	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRESH MEDICAL LABORATORIES, INC.

Todd Morgan Todd Morgan

Director Title

5/16/2016 Insert Date

CREEKSIDE OAKS LLC.

Todd Morgan Todd Morgan

Manager Title

5/16/2016 Insert Date

E&M MORGAN LLC.

Todd Morgan Todd Morgan

Manager Title

5/16/2016 Insert Date

TODD M MORGAN LIVING TRUST.

Todd Morgan Todd Morgan

-Trustee- Title

5/16/2016 Insert Date

MPM INVESTMENT GROUP LP.

Todd Morgan Todd Morgan

Manager of General Partner MPM MANAGEMENT LLC Title

5/16/2016 Insert Date

T & L BUSINESS VENTURES LP.

Todd Morgan Todd Morgan

Manager

5/16/2016 Insert Date